Press Release	October 22, 2025

LARGO ANNOUNCES CLOSING OF US$23.4 REGISTERED DIRECT OFFERING AND PRIVATE PLACEMENT

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) announces the closing of its previously announced registered direct offering for the purchase and sale of 14,262,309 common shares of the Company ("Common Shares") at a purchase price of US$1.22 per Common Share for aggregate gross proceeds of US$17.4 million. In a concurrent private placement (together with the registered direct offering, the "Offering"), the Company issued unregistered warrants to purchase up to 14,262,309 Common Shares ("Warrants") with an exercise price of US$1.22 per Warrant that are immediately exercisable upon issuance and will expire five years from issuance.

In a concurrent private placement, Arias Resource Capital Fund III L.P. ("ARC Fund III"), an affiliate of the Company's largest shareholder, provided the Company with financing of US$6 million and acquired 4,918,033 Common Shares and 4,918,033 Warrants (the "ARC Commitment").  Such offering was on the same terms as the Common Shares and Warrants issued pursuant to the Offering. A portion of the ARC Commitment was advanced by way of a US$5 million secured convertible bridge loan (the "ARC Bridge Loan", and, together with the ARC Commitment, the "ARC Offering") which reduced the ARC Commitment by US$5 million. The proceeds of the ARC Bridge Loan were used to make an equity contribution to Largo's principal operating subsidiary, Largo Vanádio de Maracás S.A. ("LVMSA") and was used by LVMSA for working capital purposes, and to make payments to the senior lenders to LVMSA. The ARC Bridge Loan automatically converted upon the closing of the Offering into units consisting of unregistered Common Shares and Warrants on the same terms as the Offering. Alberto Arias is director and chair of the board of directors of the Company and funds managed by Arias Resource Capital have been a significant investor of the Company since 2010.

H.C. Wainwright & Co. acted as sole placement agent for the Offering and the ARC Offering.

The use of proceeds from the Offering and the remaining proceeds from the ARC Offering, net of placement agent fees and other Offering expenses payable by the Company, will be to make an equity contribution to LVMSA to sustain working capital until 2026, facilitate a payment to LVMSA's Brazilian lenders and payments to the mining contractor at the Maracás Menchen Mine and other key suppliers, which is already starting to negatively impact rates of mine production due to liquidity constraints.

The Company applied to the TSX for an exemption from requirements regarding pricing, terms and size of the Offering and the ARC Offering, securityholder approval requirements for the Offering and the ARC Offering, on the basis that the Company finds itself in a state of serious financial difficulty and that the Offering and the ARC Offering are designed to improve the Company's financial situation in a timely manner (the "Financial Hardship Exemption"). The TSX confirmed that it will grant the Financial Hardship Exemption and conditionally approved the Offering and the ARC Offering, which are subject to final TSX approval. As a result of the granting of the Financial Hardship Exemption, the Company relied on sections 5.5(g) and 5.7(1)(e) of MI 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101") to be exempted from obtaining minority security holder approval and a formal valuation in connection with the ARC Bridge Loan, as would be required pursuant to Canadian securities laws based on the ARC Bridge Loan being a related party transaction of the Company within the meaning of MI 61-101.

The Common Shares (but not the unregistered Common Shares issued in the ARC Offering, the unregistered Warrants and the Common Shares underlying the Warrants) in the Offering described above were offered by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-290163) previously filed with the U.S. Securities and Exchange Commission (the "SEC"), under the Securities Act of 1933, as amended (the "Securities Act"), and declared effective by the SEC on September 19, 2025. The offering of the Common Shares was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.  A prospectus supplement and accompanying prospectus describing the terms of the registered direct offering was filed with the SEC and is available on the SEC's website located at http://www.sec.gov. Electronic copies of the prospectus supplement and accompanying prospectus may be obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, or by telephone at (212) 856-5711, or by email at placements@hcwco.com.

The private placement of the Warrants and the underlying Common Shares in the Offering and any securities issued in the ARC Offering were made in reliance on exemptions from registration under the Securities Act and applicable state securities laws. Accordingly, the securities issued in the concurrent private placements may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The Warrants issued in the Offering also possess certain resale registration rights under the Securities Act.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO".

Forward-Looking Information

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward‐looking information in this press release includes, but is not limited to, the ability of the Company to continue as a going concern; the impact of the Offering, ARC Offering and the results thereof; the anticipated use of proceeds from the Offering and ARC Offering; and the ability for the Company to keep the Maracás Menchen Mine operating, thereby significantly improving the Company's financial situation.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.

Neither the Toronto Stock Exchange (nor its regulatory service provider) accepts responsibility for the adequacy or accuracy of this release

CONTACT INFORMATION:

For more information, please contact: Investor Relations

Daniel Tellechea

Interim CEO & Director

+1.416.861.9797

info@largoinc.com